

April 15, 2021

Eyal Shamir
Chief Executive Officer
IceCure Medical Ltd.
7 Ha'Eshel St., PO Box 3163
Caesarea, 3079504 Israel

      **Re: IceCure Medical Ltd.**
          **Draft Registration Statement on Form F-1**
          **Submitted April 12, 2021**
          **CIK 0001584371**

Dear Mr. Shamir:

Our initial review of your registration statement indicates that it fails in numerous material respects to comply with the requirements of the Securities Act of 1933, the rules and regulations thereunder and the requirements of the form. More specifically, your financial statements do not meet the updating requirements of Item 8.A of Form 20-F, which is incorporated into Item 4A of Form F-1.

We will provide more detailed comments relating to your registration statement following our review of a substantive amendment that addresses these deficiencies.

Please contact Suzanne Hayes at 202-551-3675 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc:    David Huberman, Esq.